SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __________)1

LARSCOM INCORPORATED

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

51729Y108

(CUSIP Number)

copies to:
Einar M. Rod, Esq. Axel Johnson Inc. 300 Atlantic Street Stamford, CT 06901-3530 (203) 326-5200	Jamie Chung, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

March 17, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51729Y108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonia Ax:son Johnson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000

	8	SHARED VOTING POWER 10,005,000(1)(2)

	9	SOLE DISPOSITIVE POWER 5,000

	10	SHARED DISPOSITIVE POWER 10,005,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,005,000(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF 5,000 SHARES OWNED BY SPOUSE	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%

14	TYPE OF REPORTING PERSON IN

(1)  Antonia Ax:son Johnson, by virtue of her beneficial ownership of all of the outstanding shares of Axel Johnson Inc., has the right to receive and the power to direct the receipt of dividends for, or the proceeds from the sale of the Class A Common Stock of Larscom.

(2)  Includes 10,000,000 shares of Class B Common Stock that are convertible at any time at the option of the holder into shares of Class A Common Stock on a share for share basis.

2.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Larscom Incorporated (“Larscom”). The principal executive offices of Larscom are located at 1845 McCandless Drive, Milpitas, CA 95035.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed by Antonia Ax:son Johnson (“Antonia Johnson”).

(b)	The business address of Antonia Johnson is 300 Atlantic Street, Stamford, Connecticut 06901-0350.

(c)	The present principal occupation of Antonia Johnson is business executive.

(d)	During the past five years, Antonia Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Antonia Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Sweden.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce VINA Technologies, Inc. (“VINA”) to enter into the Merger Agreement (as defined in Item 4 below), Axel Johnson, Inc. (“Axel Johnson”) has entered into a Voting Agreement with VINA. By virtue of her beneficial ownership of all of the outstanding shares of Axel Johnson Inc., Antonia Johnson is deemed to beneficially own the shares of Class B Common Stock owned by Axel Johnson. Axel Johnson has not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     (a)-(b) Larscom entered into an Agreement and Plan of Merger, dated as of March 17, 2003, among Larscom, VINA, and London Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Larscom (“Transitory Sub”) (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the stockholders of VINA and approval by the stockholders of Larscom of the issuance of Larscom Common Stock (as defined below) in connection with the Merger), Transitory Sub shall be merged with and into VINA (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Transitory Sub shall cease and VINA shall continue as the surviving corporation. Pursuant to the Merger Agreement, each share of Common Stock of VINA issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 0.2659 of a validly issued, fully paid and nonassessable share of Larscom Common Stock, par value $0.01, as defined in accordance with the Merger Agreement (after giving effect to the reclassification of all shares of Class A Common Stock and Class B Common Stock into a single class of Common Stock of Larscom).

3.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by VINA, Axel Johnson entered into a voting agreement, dated as of March 17, 2003, with VINA (the “Voting Agreement”) concerning 10,000,000 shares of Class B Common Stock held by Axel Johnson, as well as any other shares of capital stock of Larscom acquired by Axel Johnson after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, Axel Johnson agreed to vote all of the Subject Shares beneficially owned by it (i) for approval and adoption of the Larscom Voting Proposal, including the Merger, the Merger Agreement, the issuance of the shares of Larscom Common Stock in the Merger and the approval of an amendment to the Certificate of Incorporation of Larscom, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby or the amendment and restatement of the certificate of incorporation of Larscom as contemplated by the Merger Agreement (capitalized terms used in this sentence but not otherwise defined shall have the meaning specified in the Merger Agreement).

     Pursuant to the Voting Agreement, Axel Johnson also irrevocably granted and appointed executive officers of VINA as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c)  Not applicable.

     (d)  On consummation of the Merger, the board of directors of Larscom will be increased to nine members, four members of VINA’s board of directors will become members of the board of directors of Larscom and five members of Larscom’s board of directors will remain members of the board of directors of Larscom. Michael L. Milligan will be the non-executive Chairman of the board of directors of Larscom. Daniel L. Scharre will remain the President and Chief Executive Officer of Larscom.

     (e)  Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f)  Not applicable.

     (g)  On consummation of the Merger, the Certificate of Incorporation of Larscom will be amended and restated to reclassify the Class A Common Stock and Class B Common Stock into one class of Common Stock.

4.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Other than as described above, Axel Johnson currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	By virtue of her beneficial ownership of all of the outstanding shares of Axel Johnson Inc., Antonia Johnson is the beneficial owner of 10,000,000 shares of Class B Common Stock of Larscom. Antonia Johnson is also the beneficial owner of 10,000 shares of Class A Common Stock of Larscom. Of these shares, Antonia Johnson disclaims beneficial ownership of 5,000 shares of Class A Common Stock owned by her husband. The shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Class A Common Stock on a share for share basis. In the aggregate, such shares collectively represent approximately 53.1% of the outstanding Class A Common Stock of Larscom (on an as converted to Class A Common Stock basis) and approximately 80.0% of the voting power of the outstanding securities of Larscom.

(b)	Pursuant to the Stockholder Agreement described in Item 4 above, Axel Johnson has shared power to direct the vote of the shares beneficially held by it. Pursuant to the Stockholder Agreement, Axel Johnson has agreed to restrictions on its dispositive power over the shares.

(c)	Antonia Johnson has not affected any transaction in Larscom Common Stock during the past 60 days, except as disclosed above.

(d)	Not applicable

(e)	Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to the best knowledge of Antonia Johnson, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Larscom, including, but not limited to, transfer or voting of any of Larscom’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of March 17, 2003 among VINA Technologies, Inc, Larscom Incorporated and London Acquisition Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).
2.2	Voting Agreement dated as of March 17, 2003 between VINA Technologies, Inc. and the stockholder listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

5.

ITEM 8. SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 26, 2003 (Date) /s/ Antonia Ax:son Johnson (Signature) Antonia Ax:son Johnson

6.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of March 17, 2003 among VINA Technologies, Inc, Larscom Incorporated and London Acquisition Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).
2.2	Voting Agreement dated as of March 17, 2003 between VINA Technologies, Inc. and the stockholder listed on the signature page thereto (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

7.